ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-253432
Dated March 3, 2022

Contingent Income Auto-Callable Securities Based on the Worst Performing of the shares of The Energy Select Sector SPDR® Fund, the shares of The Financial Select Sector SPDR® Fund and the shares of The Utilities Select Sector SPDR® Fund due on or about March 14, 2025

This document provides a summary of the terms of the Contingent Income Auto-Callable Securities (the “securities”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The securities do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of any underlying fund and must be willing to accept the risk of not receiving any contingent payments over the term of the securities. The securities are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the securities are subject to the credit risk of UBS. As used in this document, “we,” “us,” or “our” refers to UBS.

SUMMARY TERMS
Issuer:	UBS AG London Branch
Underlying funds:

Shares of The Energy Select Sector SPDR® Fund (Bloomberg Ticker: “XLE UP”)
Shares of The Financial Select Sector SPDR® Fund (Bloomberg Ticker: “XLF UP”)
Shares of The Utilities Select Sector SPDR® Fund (Bloomberg Ticker: “XLU UP”)

Stated principal amount:	$10.00 per security
Pricing date:	Expected to be March 11, 2022
Original issue date:	Expected to be March 16, 2022 (3 business days after the pricing date; see preliminary pricing supplement).
Final determination date:	Expected to be March 11, 2025, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	Expected to be March 14, 2025, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Early redemption:	If, on any determination date other than the final determination date, the closing prices of all of the underlying funds are equal to or greater than their respective call threshold levels, the securities will be automatically redeemed for an early redemption amount on the first contingent payment date immediately following the related determination date.
Early redemption amount:	The early redemption amount will be an amount equal to (i) the stated principal amount plus (ii) any contingent payment with respect to the related determination date.
Contingent payment:	■ If the closing prices of all of the underlying funds are equal to or greater than their respective coupon barrier levels on any determination date, we will pay a contingent payment of $0.275 (equivalent to 11.00% per annum of the stated principal amount) per security on the related contingent payment date.
■ If the closing price of any underlying fund is less than its respective coupon barrier level on any determination date, we will not pay a contingent payment with respect to that determination date.
Determination dates:	Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-trading days and certain market disruption events.
Contingent payment dates:	With respect to each determination date other than the final determination date, the third business day after the related determination date. The payment of the contingent payment, if any, with respect to the final determination date will be made on the maturity date.
Payment at maturity:	■

If the final prices of all of the underlying funds are equal to or greater than their respective downside threshold levels:

(i) the stated principal amount plus (ii) any contingent payment otherwise payable on the maturity date.

■

If the final price of any underlying fund is less than its downside threshold level:

a cash payment that is less than the stated principal amount, if anything, resulting in a percentage loss that is equal to the underlying return of the worst performing underlying fund, for an amount equal to (i) the stated principal amount plus (ii) the stated principal amount times the underlying return of the worst performing underlying fund.

If the final price of any underlying fund is less than its downside threshold level, investors will lose a significant portion and, in extreme situations, all of their initial investment regardless of the performance of any other underlying fund.

Underlying return:	With respect to each underlying fund, the quotient, expressed as a percentage of the following formula: (final price − initial price) / initial price
Worst performing underlying fund:	The underlying fund with the lowest underlying return as compared to any other underlying fund
Call threshold level:	With respect to each underlying fund, 100.00% of its initial price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement. The actual call threshold levels will be determined on the pricing date.
Coupon barrier level:	With respect to each underlying fund, 65.00% of its initial price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement. The actual coupon barrier levels will be determined on the pricing date.
Downside threshold level:	With respect to each underlying fund, 65.00% of its initial price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement. The actual downside threshold levels will be determined on the pricing date.
Initial price:	With respect to each underlying fund, the closing price of such underlying fund on the pricing date.
Final price:	With respect to each underlying fund, the closing price of such underlying fund on the final determination date.
CUSIP / ISIN:	90290V424 / US90290V4243
Listing:	The securities will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	2.50% of the aggregate principal amount.
Estimated initial value:	Expected to be between $9.032 and $9.332 per security. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement	https://www.sec.gov/Archives/edgar/data/0001114446/000091412122001813/ub57566102-424b2.htm
HYPOTHETICAL PAYOUT

The below figures are based on a hypothetical downside threshold level of 65.00% of the hypothetical initial price of the worst performing underlying fund and are purely hypothetical (the actual terms of your security will be determined on the pricing date and will be specified in the final pricing supplement).

Hypothetical Payment at Maturity if No Early Redemption Occurs

Change in Worst Performing Underlying Fund	Payment at Maturity (excluding any contingent payment payable at maturity)
+50.00%	$10.00
+40.00%	$10.00
+30.00%	$10.00
+20.00%	$10.00
+10.00%	$10.00
0.00%	$10.00
-10.00%	$10.00
-20.00%	$10.00
-30.00%	$10.00
-35.00%	$10.00
-36.00%	$6.40
-40.00%	$6.00
-50.00%	$5.00
-60.00%	$4.00
-70.00%	$3.00
-80.00%	$2.00
-90.00%	$1.00
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement and accompanying prospectus for the securities under “Additional Information about UBS and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.

The issuer has filed a registration statement (including a prospectus as supplemented by a product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement and the accompanying product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to Return Characteristics

■	Risk of loss at maturity. The securities differ from ordinary debt securities in that UBS will not necessarily repay the stated principal amount of the securities at maturity. If the securities are not redeemed prior to maturity, UBS will repay you the stated principal amount of your securities in cash only if the final prices of all of the underlying funds are equal to or greater than their respective downside threshold levels on the final determination date and will only make such payment at maturity. If the securities are not redeemed prior to maturity and the final price of any underlying fund is less than its respective downside threshold level, you will lose a percentage of your principal amount equal to the underlying return of the worst performing underlying fund.
■	Contingent repayment of stated principal amount only at maturity.
■	You may not receive any contingent payments.
■	Higher contingent payment rates are generally associated with a greater risk of loss.
■	Reinvestment risk.
■	Your potential return on the securities is limited and you will not participate in any appreciation of the underlying funds.
■	Because the securities are linked to the performance of more than one underlying fund, there is an increased probability that you will not receive a contingent payment on a determination date and that you will lose a significant portion or all of your initial investment.

Risks Relating to Characteristics of the Underlying Funds

■	Market risk.
■	You are exposed to the market risk of each underlying fund.
■	There can be no assurance that the investment view implicit in the securities will be successful.
■	The securities are subject to risks associated with the energy sector.
■	The securities are subject to risks associated with the financial sector.
■	The securities are subject to risks associated with mortgage REITs.
■	The securities are subject to risks associated with the utilities sector.
■	The underlying funds are ETFs and their values may not completely track the values of their underlying constituents.
■	Fluctuation of NAVs.
■	Failure of an underlying fund to track the level of its target index.
■	The underlying funds utilize a passive indexing investment approach.
■	No affiliation with the underlying fund issuers or their investment advisers.

Estimated Value Considerations

■	The issue price you pay for the securities will exceed their estimated initial value.
■	The estimated initial value is a theoretical price and the actual price that you may be able to sell your securities in any secondary market (if any) at any time after the pricing date may differ from the estimated initial value.
■	Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the securities as of the pricing date.

Risks Relating to Liquidity and Secondary Market Price Considerations

■	There may be little or no secondary market for the securities.
■	The price at which UBS Securities LLC and its affiliates may offer to buy the securities in the secondary market (if any) may be greater than UBS’ valuation of the securities at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements.
■	Price of securities prior to maturity.
■	Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices.

Risks Relating to Hedging Activities and Conflicts of Interest

■	Potential conflicts of interest.
■	Potentially inconsistent research, opinions or recommendations by UBS.
■	We may engage in business with or involving the underlying fund issuers without regard to your interests.
■	Potential UBS impact on an underlying fund.
■	The antidilution protection of the underlying funds is limited and may be discretionary.

Risks Relating to General Credit Characteristics

■	The securities are subject to the credit risk of UBS, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.
■	The securities are not bank deposits.
■	If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the securities and/or the ability of UBS to make payments thereunder.

Risks Relating to U.S. Federal Income Taxation

■	Uncertain tax treatment. See “Tax Considerations” in the preliminary pricing supplement and “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Prepaid Derivatives or Prepaid Forwards with Associated Contingent Coupons”, in the accompanying product supplement. You should consult your tax advisor about your tax situation.

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Underlying Funds

For information about the underlying funds, including historical performance information, see “Information about the Underlying Funds” in the preliminary pricing supplement.

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